August 12, 2025

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. Ezra:

This correspondence responds to a comment provided by telephone by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2025 pursuant to its review of Post-Effective Amendment No. 33 (the “Amendment”) to the registration statement for Themes ETF Trust (the “Registrant” or the “Trust”) with respect to the Themes Humanoid Robotics ETF (the “Fund”) filed on Form N-1A with the SEC on May 16, 2025. For your convenience, the comment has been reproduced with a response following the comment. The captions used below correspond to the captions used in the Amendment. All capitalized terms not otherwise defined herein have the meaning given to them in the Amendment. New text added in response to the comments is in italics.

1.	Please provide supplementally an example of a company included in the Index that is “expected to have” exposure to the Humanoid Robotics theme/industry.

Response: The Index Provider has provided the following example of a company included in the Index that is “expected to have” exposure to the Humanoid Robotics theme/industry:

UBTECH Robotics

UBTECH has historically focused on consumer and educational robots but has recently shifted toward service and assistive humanoid robots, particularly in healthcare and elderly care. The company has announced new partnerships and product developments indicating expansion into hospital service robots and robotic exoskeletons.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com.

Sincerely,

/s/ Tina H. Bloom
Tina H. Bloom
Trust Counsel

PRACTUS, LLP

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus.com